UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

DONATION POLICY	3
1. Purpose	3
2. Scope	3
3. Donations	3
4. Important considerations	4
5. Term and Revision	5
Revision control	6

Title

Sub-title	linx.com.br	2/7

DONATION POLICY

1.  Purpose

The present Donation Policy of Linx S.A. (“Company”) is intended to discipline the internal procedures of the Company and the other companies of the group, to be adopted in order to fully comply with the legal provisions and those imposed by the Company’s Code of Conduct and Anti-Corruption Manual regarding donation.

2.  Scope

The present Policy applies to the Company and all its affiliated companies, controlled companies or subsidiaries, located in Brazil or abroad.

3.  Donations

This document describes the principles to be observed in case of donations to be made to electoral campaigns, charitable organizations, foundations, non-profit entities as specified below.

Spontaneous donations (in cash or any other kind) are considered to be donations made free of charge, that is, without expectation or acceptance of advantages in return for the Company. According to the Company's Anti-Corruption Manual, any donation to a public agent is forbidden to influence, directly or indirectly, or to be considered influential in a business decision.

3.1        General Guidelines

  in the case of a donation request, the requester must describe the purpose of the donation and details about the beneficiary;
  donations from voluntary actions involving the name of the Company or its affiliates, controlled companies or subsidiaries, or companies associated with any trademarks owned by it or its affiliates, controlled companies or subsidiaries may only occur upon approval of their legal representatives, pursuant to their articles of incorporation;
  donations of gifts and promotional materials shall occur when the items are intended for a proper campaign, which is in accordance with the strategy of the Company and its Subsidiaries, respecting the value limit and conditions set forth in the Anti-Corruption Manual;
  individual donations and/or those organized by employees of the Company or its Subsidiaries may not be linked to the name or trademarks owned by the Company or its Subsidiaries, unless previously approved by the Company's legal representatives, pursuant to its articles of incorporation;
  authorization formalities (protocol) must follow internal procedures defined by the Company;

  payments cannot be made to an individual's private account;
  the beneficiary must sign a donation agreement, specifying the object of the donation; and
  the donation must be posted correctly and accurately in the Company's ledgers and records.

3.2        Donations to Political Parties, Government Officials and Class Associations

Any donations on behalf of the company, whether in cash or in kind, directly or indirectly through third parties, to political parties, political campaigns and/or candidates for public office, trade union organizations or their legal representatives are prohibited.

Individual donations made by employees may not, under any circumstances, be linked to the name or trademarks owned by the Company or its subsidiaries, and the assets and values resulting from such donation must be part of the employee's assets, that is, the employees may not, under any circumstances, donate in their behalf, assets or values owned by the Company.

3.3        Donations to Charities and Social Welfare Programs

Donations to non-profitable institutions are an act of liberality by the Company for charity causes, providing a fairer society and a self-sustaining environment. Donations include any donated valuable item, such as money, services, or goods, to support philanthropic causes, made without any expectations or accepting any competitive advantages in return. For all intents and purposes, the mention of the company's brand as a donor does not mean that it has accepted or taken advantage of such practice.

In order to maintain integrity in its business, the Company must verify the history of the institutions about to receive donations, so as to avoid possible associations of its image with fraud or corruption.

A donation is an act of liberality of the Company, which transfers a certain amount of money or part of its equity to an institution. Donations made to charitable institutions and social welfare programs made by the Company must comply with the following guidelines:

  they must be regularly registered with the CNPJ (Brazilian Taxpayer Registry);
  they must be made to non-profitable private entities, such as associations, foundations and committees in general, regularly constituted, and presenting clearance certifications, usually required to prove the absence of relevant liabilities;
  public entities (entities which have a social focus); and
  international non-profitable agencies/organizations.

4.  Important considerations

The amounts or assets owned by the Company, as long as they are not part of its immovable assets, intended for donations and sponsorship, must be made in accordance with budget availability and previously approved in accordance with the authority limits established in the Company’s and its subsidiaries’ bylaws.

All donation and sponsorship projects must be subject to prior approval by the responsible area in order to verify legal compliance and implications for the Company's brand and name.

This Policy supplements, but does not replace the Anti-Corruption Manual and the Company's Code of Conduct.

The Company shall not promote the following donation projects:

  those which are not compatible with their core values;
  those which are contrary to legal and constitutional provisions;
  those which generate a conflict of interest; and
  those which are not aligned with the Company's Anti-Corruption Manual and Code of Conduct and Ethics.

5.  Term and Revision

This Donation Policy was approved by Linx’s Administrative Board at a meeting held on November 12th, 2018, and comes into effect as of the date of publication, and its revision will occur at every two (2) years, counted from the date of its effective approval or at any time at the Company’s discretion.

Revision control

Name/Position	Description	Signature
Pedro Holmes Monteiro Moreira Finance Vice-President and Investor Relations Director	Elaboration
Ana Paula Frigo Corporate Lawyer and Governance Secretary	Elaboration/ Revision
Mara Regina de Almeida Vitta Legal Director	Revision
Alberto Menache CEO	Revision
Audit Committee	Revision
Administrative Board	Revision

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer